Exhibit 4.1

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 13 OF THE
SECURITIES EXCHANGE ACT

DESCRIPTION OF VOTING COMMON STOCK

The following description of the voting common stock, par value $0.0001 per share, of Flywire Corporation (“Flywire” or the “Company”), which is the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), summarizes certain information regarding the voting common stock in the Company’s amended and restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”), the Company’s amended and restated bylaws (“Bylaws”) and applicable provisions of the Delaware general corporate law (the “DGCL”). The summary below is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of the Restated Certificate of Incorporation and Bylaws, each of which is filed as an exhibit to the Annual Report on Form 10‑K of which this Exhibit 4.1 is a part.

Authorized Capital Stock

Under the Restated Certificate of Incorporation, Flywire’s authorized capital stock consists of 2,000,000,000 shares of voting common stock, $0.0001 par value per share, 10,000,000 shares of non-voting common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share.

Voting Common Stock and Non-voting Common Stock

General. The holders of the Company’s common stock and non-voting common stock have identical rights, provided that, (i) except as otherwise expressly provided in the Restated Certificate of Incorporation or as required by applicable law, on any matter that is submitted to a vote by the Company’s stockholders, holders of the Company’s common stock are entitled to one vote per share of common stock, and holders of non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors, and (ii) holders of the Company’s common stock have no conversion rights, while each share of non-voting common stock automatically converts into common stock on a one-to-one basis without the payment of additional consideration upon the transfer thereof in (i) a widespread public distribution, including pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), (ii) a transfer (including a private placement or a sale pursuant to Rule 144 under the Securities Act) in which no one party acquires the right to purchase 2% or more of any class of voting securities (as such term is used for the purposes of the Bank Holding Company Act of 1956, as amended), (iii) an assignment to a single party (for example, a broker or investment banker) for the purposes of conducting a widespread public distribution, or (iv) to a party who would control more than 50% of the Company’s voting securities without giving effect to the shares of non-voting common stock transferred by the holder. Other than in the event of such transfers, shares of non-voting common stock shall not be convertible into any other security.

Flywire Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s voting common stock is listed and principally traded on The Nasdaq Global Select Market under the ticker symbol “FLYW.”

Voting Rights. The holders of the Company’s voting common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Holders of shares of the Company’s non-voting common stock are not entitled to vote on any matters on which stockholders

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are entitled to vote generally, including the election or removal of directors elected by the Company’s stockholders. Accordingly, holders of a majority of the Company’s voting common stock entitled to vote at an election of directors may elect all of the directors standing for election. The Restated Certificate of Incorporation and Bylaws provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Dividends. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of the Company’s voting common stock and non-voting common stock are entitled to receive dividends out of funds legally available if the Company’s board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that the Company’s board of directors may determine.

Liquidation. Upon the Company’s dissolution, liquidation or winding-up, the assets legally available for distribution to the Company’s stockholders are distributable ratably among the holders of the Company’s common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

No Preemptive or Similar Rights.The Company’s voting common stock and non-voting common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Transfer Agent and Registrar. The transfer agent and registrar for the Company’s common stock is Computershare Inc.

Preferred Stock

The Company’s board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any associated qualifications, limitations or restrictions. The Company’s board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the Company’s stockholders. The Company’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the Company’s voting common stock and the voting and other rights of the holders of common stock.

Certain Anti-Takeover Effects of Delaware Law

Some provisions of Delaware law and the Restated Certificate of Incorporation and Bylaws could make the following transactions more difficult: the Company’s acquisition by means of a tender offer; the Company’s acquisition by means of a proxy contest or otherwise; or removal of the Company’s incumbent officers and directors.

Section 203 of the DGCL is applicable to takeovers of Delaware corporations. Section 203 prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to

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the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

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the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;
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upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. The Company has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of the Company may be discouraged or prevented.

Certain Provisions of the Company’s Restated Certificate of Incorporation and Bylaws

The Restated Certificate of Incorporation and Bylaws contain provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of the Company’s management team, including the following:

Board of directors vacancies. The Restated Certificate of Incorporation and Bylaws authorize the Company’s board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting the Company’s board of directors will be set only by resolution adopted by a majority vote of the Company’s entire board of directors. These provisions will prevent a stockholder from increasing the size of the Company’s board of directors and gaining control of the Company’s board of directors by filling the resulting vacancies with its own nominees.

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Classified board. The Restated Certificate of Incorporation and Bylaws provide that the Company’s board of directors is classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of 66 2/3% of the then-outstanding shares of the Company’s voting common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder action; special meeting of stockholders. The Restated Certificate of Incorporation and Bylaws provide that stockholders are not be able to take action by written consent, and are only be able to take action at annual or special meetings of the Company’s stockholders. Stockholders are not be permitted to cumulate their votes for the election of directors. The Restated Certificate of Incorporation and Bylaws further provide that special meetings of the Company’s stockholders may be called only by a majority vote of the Company’s entire board of directors, the chairman of the Company’s board of directors or the Company’s chief executive officer.

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Advance notice requirements for stockholder proposals and director nominations.    The Restated Certificate of Incorporation and Bylaws provide advance notice procedures for stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude the Company’s stockholders from bringing matters before the Company’s annual meeting of stockholders or from making nominations for directors at the Company’s meetings of stockholders.

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Issuance of undesignated preferred stock. The Company’s board of directors have, the authority, without further action by the holders of common stock, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable the Company’s board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Choice of Forum

The Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on the Company’s behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, the Restated Certificate of Incorporation and Bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The Restated Certificate of Incorporation provides further that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choices of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company’s directors, officers or other employees and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in the Company’s amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business.

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